LEONARD, STREET AND DEINARD PROFESSIONAL ASSOCIATION

SUITE 2300

150 SOUTH FIFTH STREET

MINNEAPOLIS MN 55402

(612) 335-1500

Mark S. Weitz
(612) 335-1517
mark.weitz@leonard.com

March 30, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.:	Michael McTiernan

Re:	Twin Cities Power Holdings, LLC
Registration Statement on Form S-1
Filed February 10, 2012
File No. 333-179460

Dear Mr. McTiernan:

We represent Twin Cities Power Holdings, LLC (the “Company”) and have been authorized by them to respond to the Staff’s letter, dated March 6, 2012, and the 19 itemized comments contained therein (the “Comment Letter”).  We have set forth below each of the comments from the Comment Letter in bold, followed by the Company’s response.

We have enclosed with this letter four marked copies of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.  In addition to changes made to reflect our responses to the Staff’s comments, Amendment No. 1 also contains certain updated information regarding the Company.  Page numbers referred to in the responses reference the applicable pages of Amendment No. 1 unless otherwise noted.

General

1.                                      We note that upon maturity the notes may be automatically renewed for the same term as the matured notes. Please advise us whether or not you intend to register the offer and sale of notes made in connection with renewals. To the extent you intend to rely on an exemption from registration, please provide a detailed analysis as to why you believe the exemption is available.

We intend to treat each automatic renewal of notes as part of a continuous offering of the notes.  To comply with Section 5 of the Securities Act, we will be relying on the effective Registration Statement, as supplemented from time to time.  That is, we will treat each renewal of a matured note as a sale, chargeable against the aggregate total of offered securities registered under the Registration Statement.  The Company will file periodic reports, primarily annual and quarterly reports, and current reports on Form 8-K.  All of such reports will also be filed as supplemental prospectuses.  In addition, the Company will file prospectus supplements to provide investors with current information, such as changes in interest rates.

2.                                      Please confirm to us that you reasonably expect to offer and sell the registered $50 million renewable unsecured subordinated notes in the next two years. Refer to Rule 415(a)(2).

The Company confirms that it reasonably expects to sell $50 million of notes within two years of the effective date of the Registration Statement.  This is, in part, due to the fact that each renewal of the notes will reduce the amount of registered securities available.

Prospectus Summary, page 1

3.                                      Please include a summary of the most significant risks of the offering and the notes, including the risks of subordination, the absence of any substantive covenant protections, such as restrictions on additional indebtedness, and the risk that you will be unable to make interest payments. With respect to this third risk, please provide quantitative support, such as a fixed charge coverage ratio for each of the past three years.

We have revised the disclosure on page 4 to include a summary of the most significant risks.  The revised disclosure includes a fixed charge coverage ratio as suggested.

4.                                      Please include a summary of the most significant conflicts and related party transactions, including the HTS debt and Mr. Krieger’s personal loan guarantees.

We have revised the disclosure on page 4 to include a summary of the most significant conflicts and related party transactions.

Use of Proceeds, page 18

5.                                      We note that you have listed more than one use for the proceeds. Please revise your disclosure to indicate the order of priority of your purposes and discuss your plans if substantially less than the maximum proceeds are obtained. Refer to Item 504 of Regulation S-K.

We have revised the disclosure on page 20 to include details on the order of priority of the Company’s purposes, as well as the Company’s plans if substantially less than the maximum proceeds are obtained.  Because the Company will treat renewals of the notes as additional sales of notes, which reduce the aggregate amount of registered securities available for sale, and because the Company will receive no additional proceeds from such renewals, it has based its use of proceeds on the estimated initial proceeds it will receive from the initial sale of each renewable note.

6.                                      We note that you may use a portion of the proceeds to repay amounts owed under a promissory note payable to the HTS parties. We further note that a portion of the proceeds may be used to pay expenses related to your possible entry into the retail electricity market, including business acquisitions. Please revise your disclosure to provide the information required by Item 504 of Regulation S-K, as applicable.  Refer to Instructions 4 and 5 of Item 504.

We have revised the disclosure on page 20 to include detailed information regarding the interest rate, maturity, and use of proceeds with respect to the promissory note payable to the HTS parties.  Except for the pending asset purchase described on page 5 of the disclosure, for which proceeds from this offering will not be used, the Company currently does not have any potential retail electricity business acquisitions under consideration. Nonetheless, we have provided additional detail on the amount of proceeds the Company expects to use to pursue such acquisition opportunities.

Management’s Discussion and Analysis, page 20

7.                                      Given the significant difference in liquidity demands between your physical trading as compared to your financial trading, please include a relevant breakdown of your historical trading and discuss your future expectations with respect to this breakdown.

We have revised the disclosure on page 22 to include a relevant breakdown of the Company’s historical trading as well as a discussion of the Company’s future expectations with respect to this breakdown.

Results of Operations

Years Ended December 31, 2010 and 2009

Other income (expense), page 24

8.                                      Please provide additional information regarding the impairment of your investment in joint ventures. Specifically, please disclose the condensed consolidated financial information of the joint ventures, if material.

The Company has no investment in any joint ventures.

The Company’s cumulative investment in the common stock and common stock purchase warrants of Bixby Energy Systems, Inc. (“Bixby”) of $609,985 made in 2008 was written off completely by December 31, 2010 due to the Company’s inability to obtain current financial information, as well as civil litigation and criminal complaints against Bixby and former members of its management team.  The Company still retains Bixby common stock certificates for an aggregate of 181,937 shares, although the Company considered the common stock and warrants to be impaired based on our assessment of information that was available to us as of December 31, 2010.

Liquidity and Capital Resources, page 24

9.                                      Please disclose additional information regarding your energy commodity contracts and energy commodity option contracts, including number of contracts, the settlement dates, and fair value of each type of contract.

We have revised the disclosure on page 22 to include this additional information.

Critical Accounting Policies and Estimates, page 27

10.                               Please tell us your basis for recording the profit interest payments including the balance sheet and income statement classification. Please disclose the amount of deferred payments recorded in accrued compensation as of each reporting date. Lastly, please tell us the general nature of Class B membership and why these members are entitled to allocation of profits without making financial investment or being exposed to performance loss.

Certain of the Company’s second-tier subsidiaries — Summit Energy, LLC and Cygnus Energy Futures, LLC — have Class B members.  Under the terms of both subsidiaries’ member control agreements, Class B members have no voting rights, are not required to contribute capital, and have no rights to distributions following termination of employment, but are entitled to a defined share of profits while employed.  The units are intended to be profit sharing units.  The agreements were structured as a “partnership profits interest for services provided to or for the benefit of the Company” as contemplated by Revenue Procedure 93-27, as clarified by Revenue Procedure 2001-43.

Since Class B members have no corporate governance rights or risk of capital loss (or gain), they do not own non-controlling equity interests, and profits interests payments are recorded as compensation expense during the period earned and are classified as accrued compensation on the balance sheet.

During the years ended December 31, 2011 and 2010, the Company included $8,402,446 and $5,881,140, respectively, in salaries and wages and related taxes, representing the allocation of profits interests to Class B members.

For the same years, the amounts of accrued profits interest payments included in accrued compensation were as follows:

	Years Ended Dec 31,
	2011	2010
Summit Energy, LLC	$197,671	$932,176
Cygnus Energy Futures, LLC	215,235	1,338,787
Total	$412,906	$2,270,963

All Class B members are managers of their respective office locations. This relationship was created with the intent to provide a sense of responsibility and to give them a stake in the financial success of the company they manage, without granting them any role in the governance of the company.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 27

11.                               Please include an Exhibit 16 letter from your previous independent public accountant in an amended filing on Form S-1. Reference is made to Item 3-04 of Regulation S-K.

An Exhibit 16 letter has been included in the amended filing.

Renewal or Redemption On Maturity, page 53

12.                               Please advise us when and how a note holder will be informed of the interest rate that will apply to a renewed note.

Approximately 15, but not less than 10, days prior to maturity of a note, the Company will send the note holder a notice at his or her registered address indicating that the note is about to mature and whether the Company will allow automatic renewal of the note.  If the Company allows the note holder to renew the note, the notice will also include the then-current form of prospectus, which will include an interest rate supplement and any other required updates to the information contained in the current prospectus or prospectus supplement.  The interest rate supplement will set forth the interest rates then in effect.  A note holder can determine the applicable interest rate for the renewed note by reviewing the interest rate supplement.  The renewal confirmation mailed on the maturity date will list the actual rate assigned to the renewed note pursuant to the interest rate supplement.  The note holder will also have two weeks from the date of the renewal confirmation to decline the renewal of the note if the note holder dislikes the new interest rate, or for any other reason.

Events of Default, page 58

13.                               Please provide more detail on the cross-default provisions of the indenture.

We have revised the disclosure on page 60 to include more detail on the cross-default provisions of the indenture.

No Personal Liability of Our Governors, Officers, Employees and Members, page 61

14.                               We note the liability waiver provision of the indenture. Please provide us an analysis as to how this provision, when applied to claims related to the federal securities laws, is consistent with Section 14 of the Securities Act. The analysis should include a discussion of procedural protections, substantive remedies and Commission oversight.

We have revised Section 11.8 of the Indenture, and the corresponding disclosure on page 62 of the Amendment No. 1, to exclude liability arising from any violation of the Federal securities laws or of the rules and regulations promulgated by the Commission.

Plan of Distribution page 66

15.                               Please provide an analysis as to the status of the Servicing Agent as an underwriter in the distribution.

Under Section 2(a)(11) of the Securities Act, an underwriter is defined as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking… .”   The Servicing Agent will not purchase any notes from the Company,  nor will it offer or sell securities on behalf of the Company in connection with a distribution of the notes.

The Servicing Agent’s function is to provide back office administrative services to the Company for a monthly service fee, regardless of whether the Company sells any notes.  Subject to a $2,500 minimum, the monthly service fee payable to the Servicing Agent is equal to a flat fee of $7.50 per note, based on the maximum number of notes outstanding during the month.  The Servicing Agent’s fees are unrelated to the size of the note purchases, and the fee increases with the number of notes outstanding due to the additional time and costs associated with providing administrative services for a greater number of notes.  No commissions or transaction-related fees will be earned or paid for selling notes.  Further, the Servicing Agent will not engage in any solicitation of investors, nor will it negotiate note purchases with investors.  The Servicing Agent will not make a market in the notes, nor will it handle investor funds or securities.  Finally, the Servicing Agent does not engage in any other businesses that are involved in these types of activities.  The Servicing Agent is merely a provider of administrative services to the Company.  As such, the Servicing Agent will not be an underwriter of the notes.

16.                               We note your disclosure where you state that you “may distribute the notes in one or more transactions: (1) at a fixed price or prices, which may be changed; or (2) at negotiated prices.” We further note your disclosure in the summary section and elsewhere where you state that the offering price will be “100% of the principal amount per note.” Please reconcile your disclosure or advise.

We have amended our disclosure on page 67 by deleting the erroneous reference to selling notes at negotiated prices.  All notes will be sold at 100% of the principal amount per note.

Financial Statements

Notes to Combined Financial Statements

Note 1. Organization and Description of Business, page F-9

17.                               We note that you have provided your financial statements on a combined basis based upon common ownership. Please tell us how these three entities have met the definition of entities under common control. Within your response, please tell us the ownership percentages prior and subsequent to the combination.

Twin Cities Power Holdings, LLC (“TCPH” or the “Company”) is a Minnesota limited liability company formed on December 30, 2009, but had no assets or operations prior to December 31, 2011.

On November 14, 2011, TCPH entered into an Agreement and Plan of Reorganization with Twin Cities Power, LLC (“TCP”), Cygnus Partners, LLC (“CP”), Twin Cities Energy, LLC (“TCE”), and TCPH’s current members to pursue operating efficiencies not available under the old corporate structure (the “Reorganization”).

Prior to the Reorganization, TCP, CP, and TCE were affiliated through common ownership as follows:

	TCP		CP		TCE
Member	Units Held	Percent	Units Held	Percent	Units Held	Percent
Timothy S. Krieger	4,435	68.23%	4,435	68.23%	4,435	68.23%
Michael Tufte	1,540	23.69%	1,540	23.69%	1,540	23.69%
DBJ 2001 Holdings, LLC	525	8.08%	525	8.08%	525	8.08%
Totals	6,500	100.00%	6,500	100.00%	6,500	100.00%

Effective December 31, 2011 following receipt of approval from the Federal Energy Regulatory Commission (“FERC”), the members of TCP, CP, and TCE each contributed all of their ownership interests in these entities to TCPH in exchange for ownership interests in TCPH as follows:

	TCPH
Member	Units Held	Percent
Timothy S. Krieger	4,435	68.23%
Michael Tufte	1,540	23.69%
DBJ 2001 Holdings, LLC	525	8.08%
Total	6,500	100.00%

Consequently, after the Reorganization, which made TCPH the sole member of each of TCP, CP, and TCE, the financial statements are presented on a consolidated basis while prior to the Reorganization, the financial statements include the combined financial results for what are now TCPH’s first-tier subsidiaries. The Reorganization was accounted for as a transaction among entities under common control. All inter-company transactions have been eliminated, whether on a combined or consolidated basis.

Note 12. Commitments and Contingencies, page F-22

18.                               We note your disclosure related to former employee litigation and your indication that there is at least a reasonable possibility that your assessment of litigation liability may change in the next year by a material amount. Please tell us how you have met the estimated loss or range of loss disclosure requirements under Section 450 of the Accounting Standards Codification. Additionally, please apply this comment to your interim financial statements.

The Company acknowledges that ASC 450 requires that if it is reasonably possible that the outcome of uncertainties may result in a liability exceeding the liability accrued in the financial statements by a material amount, disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated should be made.  With respect to the foregoing, the Company’s disclosure states that the total amount claimed as damages by the former employees aggregates $3,367,000 for wrongful dismissal and payments for outstanding performance bonuses and additionally, states that the company has accrued a total $2,323,000 for all bonuses accrued and unpaid to the date of termination of the former employees.  Due to the uncertainty surrounding the outcome of the litigation, including certain counter-claims made by the Company against the former employees, the Company is presently unable to determine a range of reasonably possible outcomes beyond the amounts that are presently disclosed. The Company has included a statement to this effect in Note 13 to the consolidated financial statements for the years ended December 31, 2011 and 2010, which are included in Amendment No.1 to the Registration Statement.

Exhibit 5.1, Legal Opinion

19.                               The legal opinion appears to be qualified in that it assumes that future notes issuances will be consistent with future prospectus supplements. Please advise us how you intend to provide an unqualified opinion in connection with future issuances of notes.  Refer to Topic II.B.2(b) of Staff Legal Bulletin No. 19.

In conformity with the Staff’s guidance in the referenced Staff Legal Bulletin, we will file a forward-looking opinion with the Registration Statement that assumes that the notes will be legally issued with the prospectus supplement and then we will subsequently provide our appropriately unqualified opinion in the text of the pricing supplement itself.  We have filed an updated form of legal opinion as Exhibit 5.1, which form of opinion contains our consent to our opinion being issued in a future pricing supplement and to being named as providing that opinion.

The Company believes the above responses address the questions and concerns expressed within the Comment Letter dated March 6, 2012.

Prior to seeking effectiveness, the Company intends to file an Amendment No. 2 to the Registration Statement that will incorporate information about the Company’s independent governors, who will join the Company’s board prior to effectiveness.

If you have any questions with respect to the matters covered in this letter, please do not hesitate to contact the undersigned at 612-335-1517.

Very truly yours,

LEONARD, STREET AND DEINARD

/s/ Mark S. Weitz

Mark S. Weitz

Enclosures

cc:	Mr. Timothy S. Krieger, Chairman of the Board of Governors, CEO and President of Twin Cities Power Holdings, LLC
Mr. Wiley H. Sharp III, VP — Finance and CFO of Twin Cities Power Holdings, LLC